UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  YP.Net, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    987824109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Angelo Tullo
                        Sunbelt Financial Concepts, Inc.
                           4710 E. Falcon Drive, #205A
                              Mesa, Arizona, 85215
                                 (480) 654-9646
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987824109

================================================================================
1.   NAMES  OF  REPORTING  PERSON:  Sunbelt Financial Concepts, Inc.
================================================================================

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP    (a) [ ]
                                                                  (b) [ ]
================================================================================

3.   SEC  USE  ONLY
================================================================================

4.   SOURCE  OF  FUNDS:  OO - Grant for Services
================================================================================

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
================================================================================

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:     Nevada
================================================================================

NUMBER  OF          7.   SOLE VOTING POWER:  3,875,000
SHARES
BENEFICIALLY        8.   SHARED VOTING POWER:
OWNED  BY
EACH                9.   SOLE DISPOSITIVE POWER:  3,875,000
REPORTING
PERSON  WITH        10.  SHARED DISPOSITIVE POWER:

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         3,875,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8%

14.  TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP No. 987824109

================================================================================

1.   NAMES  OF  REPORTING  PERSON:  Angelo Tullo
================================================================================

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP    (a) [ ]
                                                                  (b) [ ]
================================================================================

3.   SEC  USE  ONLY
================================================================================

4.   SOURCE  OF  FUNDS:  OO - Grant for Services
================================================================================

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
================================================================================

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:  United States
================================================================================

NUMBER  OF          7.   SOLE VOTING POWER:  450,000
SHARES
BENEFICIALLY        8.   SHARED VOTING POWER:  3,875,000
OWNED  BY
EACH                9.   SOLE DISPOSITIVE POWER:  450,000
REPORTING
PERSON  WITH        10.  SHARED DISPOSITIVE POWER:  3,875,000
================================================================================

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON:

         4,325,000
================================================================================

12.  CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions):  [ ]
================================================================================

13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11):  9%
================================================================================

14.  TYPE  OF  REPORTING  PERSON (See Instructions):  IN
================================================================================

ITEM 1.     SECURITY AND ISSUER

     This joint statement on Schedule 13D relates to the shares of Common Stock, Par Value $.001 Per Share (the "Common Stock"), of YP.Net, Inc., A Nevada corporation (the "Company"), which has its principal executive offices at 4840
E. Jasmine Street, Suite 105, Mesa, Arizona 85205.

ITEM 2.     IDENTITY AND BACKGROUND

     This statement is jointly filed by Sunbelt Financial Concepts, Inc., a Nevada corporation ("Sunbelt"), the principle business and office of which is located at 4710 E. Falcon Drive, #205A, Mesa, Arizona, 85215 and by Angelo Tullo, the President of Sunbelt and the President and Chief Executive Officer of the Company. Mr. Tullo's principle business address is that of the Company at 4840 E. Jasmine Street, Suite 105, Mesa, Arizona 85205. The principle business of Sunbelt is business consulting and management.

     (d) During the last five years, neither Sunbelt nor Mr. Tullo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Sunbelt nor Mr. Tullo has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     There were no funds used to acquire the shares of Common Stock held by Sunbelt. These shares were issued to Sunbelt as stock compensation for services to be rendered to the Company by Sunbelt, through its employees.

ITEM 4.     PURPOSE OF TRANSACTION

     Sunbelt acquired the shares of Common Stock for compensatory and investment purposes only. Sunbelt has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D. Depending on market conditions and other factors, Sunbelt may purchase additional shares of Common Stock, or may sell or dispose of all or portions of its Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this statement, Sunbelt beneficially owns 3,875,000 shares of Common Stock, which represents approximately 8% of the Company's outstanding Common Stock. Sunbelt has sole voting and dispositive power with respect to such shares.

     Angelo Tullo is the direct owner of 450,000 shares of Common Stock. Additionally, as President of Sunbelt, he may be deemed to beneficially own and to have shared voting and dispositive power over 3,875,000 shares of Common Stock owned by Sunbelt. Accordingly, Mr. Tullo may be deemed to beneficially own in the aggregate 4,325,000 shares of Common Stock, or approximately 9% of the outstanding Common Stock.

     There were no other transactions in the Common Stock affected by Sunbelt or Mr. Tullo since the acquisition of the 3,875,000 shares by Sunbelt other than:
(i) the disposition of 125,000 shares by Sunbelt on August 26, 2003; and (ii) the acquisition of 150,000 shares by Mr. Tullo in the form of restricted stock grants that were issued to Mr. Tullo as additional compensation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Of the shares beneficially owned by Mr. Tullo, 150,000 shares are subject to restrictions on transfer pursuant to a restricted stock agreement. These transfer restrictions lapse based on certain Company performance goals, length of service and change of control.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A     Joint filing agreement of the signatories to this
                          statement.
            Exhibit B     Restricted Stock Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Angelo Tullo with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                          Dated:  March 15, 2004

                          SUNBELT FINANCIAL CONCEPTS, INC., A NEVADA CORPORATION

                          /s/ Angelo Tullo
                          ------------------------------------------
                          Angelo Tullo, President


                          ANGELO TULLO

                          /s/ Angelo Tullo
                          -----------------------------------------

Exhibit Index

Exhibit A     Joint filing agreement of the signatories to this Statement.
Exhibit B     Restricted Stock Agreement

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

Each of the undersigned agrees that the Statement on Schedule 13D filed herewith (and any amendments thereto) relating to shares of Common Stock of YP. Net, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

                          Dated:  March 15, 2004

                          SUNBELT FINANCIAL CONCEPTS, INC., A NEVADA CORPORATION

                          /s/ Angelo Tullo
                          ------------------------------------------
                          Angelo Tullo, President


                          ANGELO TULLO

                          /s/ Angelo Tullo
                          ------------------------------------------

                                    EXHIBIT B

                                  YP.NET, INC.
                                 2003 STOCK PLAN
                           RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (the "Agreement") is entered into between YP.NET, Inc., a Nevada corporation (the "Company"), and _____________ (the "Grantee"), as of _______ __, 2004 ("Date of Grant").

                                    RECITALS

     A. The Company has adopted the YP.NET, Inc. 2003 Stock Plan ("Plan") to provide an incentive to employees and non-employee service providers of the Company (or a Subsidiary) to attract and retain employees and non-employee service providers whose services are considered unusually valuable by providing those individuals and entities an opportunity to have a proprietary interest in the success of the Company.

     B. The Company believes that entering into this Restricted Stock Agreement with the Grantee is consistent with the above stated purposes. Any capitalized term not otherwise defined will have the meaning ascribed to it in the Plan.

NOW, THEREFORE, in consideration of the mutual covenants and conditions in this Agreement and for other good and valuable consideration, the Company and the Grantee agree as follows:

          1.     GRANT  OF  STOCK.
                 ----------------

          Subject to the terms of this Agreement, the Company hereby grants _________ shares of the Company's common stock, $.001 par value (the "Stock") to the Grantee. The delivery of any documents evidencing the Stock granted pursuant to this Agreement shall be subject to the provisions of Section 5 below.
                                                        ---------

          2.     RIGHTS  OF  GRANTEE.
                 -------------------

          Upon the execution of this Agreement, the Grantee will become a shareholder with respect to all of the Stock granted to him pursuant to Section
                                                                        -------
1 and will have all of the rights of a shareholder in the Company with respect
-
to all such Stock including the right to vote and receive dividends; provided,
                                                                     --------
however, that such Stock will be subject to the restrictions set forth in this
-------
Agreement.

          3.     RESTRICTIONS  ON  STOCK  SUBJECT  TO  THIS  AGREEMENT.
                 -----------------------------------------------------

               A.     GENERAL.
                      -------

               Except as set forth in this Agreement, the Grantee will transfer those shares of Stock for which the restrictions have not lapsed under Section 4
                                                                       ---------
to the Company immediately and without any payment to the Grantee if the Grantee's employment or status as a non-employee service provider with the Company (or its Subsidiary) is terminated for any reason. Notwithstanding the foregoing, in the event that Grantee's employment or status as a non-employee service provider with the Company (or its Subsidiary) is terminated six months or more after the Date of Grant as a result of Grantee's death or Disability (as defined in the Plan), Grantee or Grantee's beneficiaries, as applicable, will be permitted to retain the Stock subject to the continuing restrictions set forth in this Agreement.

               B.     LIMITATIONS  ON  TRANSFER.
                      -------------------------

               Unless approved by the Committee or the Board, the Grantee agrees not to sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of any shares of Stock under this Agreement ("Transfer") before the date on which the restrictions on those shares of Stock lapse in accordance with Section 4.
                                                                   ---------
Any attempted disposition of the Stock in violation of the preceding sentence will be null and void, and the Company will not recognize or give effect to such transfer on its books and records or recognize the person or persons to whom such proposed transfer has been made as the legal or beneficial owner of the shares of Stock. In the event that a Transfer is approved by the Committee or the Board, the Grantee must, prior to consummating or effecting a Transfer, first obtain the written agreement of the transferee to be bound by the terms of this Agreement as if such transferee were deemed the original "Grantee."

          4.     LAPSE  OF  RESTRICTIONS.
                 -----------------------

               A.     SCHEDULE.
                      --------

               Subject to the other conditions in this Section 4, the
                                                       ---------
restrictions on the Stock set forth in Section 3 will lapse in accordance with
                                       ---------
the following schedule, subject to and as adjusted for, in the case of closing prices of the Company's common stock, stock splits, reverse stock splits, combinations, reclassifications and the like:

                     DATE RESTRICTION LAPSES                         PERCENTAGE OF STOCK BECOMES
               (earlier to occur of the following)                           UNRESTRICTED
                Tenth Anniversary of Date of Grant                               100%

            Change of Control (as defined in the Plan)                           100%

Date that Company's common stock as listed on the Over-the-Counter                20%
   Bulletin Board, Nasdaq, the American Stock Exchange, The New
  York Stock Exchange, or a similar exchange or quotation system
   ("EXCHANGE") reaches an average closing price of $5 for three consecutive trading days

Date that Company's common stock as listed on an Exchange reaches                 40%
an average closing price of $6 for three consecutive trading days

Date that Company's common stock as listed on an Exchange reaches                 60%
an average closing price of $7 for three consecutive trading days

Date that Company's common stock as listed on an Exchange reaches                 80%
an average closing price of $8 for three consecutive trading days

Date that Company's common stock as listed on an Exchange reaches                100%
an average closing price of $9 for three consecutive trading days

               Notwithstanding the above, if the Grantee's employment or service is terminated for Cause (as defined in the Plan), the Grantee will be required to transfer all shares of Stock set forth in Section 1 (whether or not subject
                                             ---------
to restrictions set forth in Section 3) back to the Company for no
                             ---------
consideration.

               B.     CONDITION  THAT  MUST  BE  SATISFIED  BEFORE  RESTRICTIONS
                      ----------------------------------------------------------
LAPSE.
-----

               The restrictions on the Stock subject to this Agreement will not lapse unless the Grantee is employed by, or is providing services to, the Company (or a Subsidiary) as of the date the restrictions lapse in accordance with the above schedule.

          5.     SECURITIES  ACT.
                 ---------------

               A.     REGISTRATION.
                      ------------

               The Company will have the right, but not the obligation, to cause the Stock issuable hereunder to be registered under the appropriate rules and regulations of the Securities and Exchange Commission.

               B.     CONDITION  ON  DELIVERY  OF  STOCK.
                      ----------------------------------

               The Company will not be required to deliver any shares of Stock if, in the opinion of counsel for the Company, the issuance would violate the Securities Act of 1933 or any other applicable federal or state securities laws or regulations. The Company may require the Grantee, prior to or after the issuance of any such Stock, to sign and deliver to the Company a written statement ("Investment Letter") in form and content acceptable to the Company in its sole discretion. Grantee agrees (i) that the Grantee is acquiring the Stock for investment and not with a view to the sale or distribution thereof, (ii) that the Grantee will not sell any Stock received hereunder that remains subject to restrictions except with the prior written approval of the Company, and (iii) that Grantee will comply with the Securities Act of 1933 or other applicable federal or state securities laws and regulations.

               C.     LEGEND.
                      ------

               If the Stock has not been registered under the Securities Act of 1933 or other applicable federal or state securities laws or regulations, such shares will bear a legend restricting the transferability. The legend will be substantially in the following form:

          "The Stock represented by this certificate have not been registered or qualified under federal or state securities laws. The Stock may not be offered for sale, sold, pledged, or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to the federal or state securities laws, and the availability of any exemption or the inapplicability of such securities laws must be established by an opinion of counsel, which opinion of counsel will be reasonably satisfactory to the Company."

          6.     REPRESENTATIONS  OF  GRANTEE.
                 ----------------------------

          In connection with Grantee's receipt of the Stock, Grantee hereby represents and warrants to the Company as follows:

               A.     FURTHER  LIMITATIONS  ON  DISPOSITION.
                      -------------------------------------

               Grantee understands and acknowledges that he may not make any disposition, sale, or transfer (including transfer by gift or operation of law) of all or any portion of the Stock except as provided in this Agreement. Moreover, Grantee agrees to make no disposition of all or any portion of the Stock unless and until: (i) there is then in effect a registration statement under the Securities Act of 1933 covering such proposed disposition and such disposition is made in accordance with said Registration Statement; (ii) the resale provisions of Rule 701 or Rule 144 are available in the opinion of counsel to the Company; or (iii)(A) Grantee notifies the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, (B) Grantee furnishes the Company with an opinion of Grantee's counsel to the effect that such disposition will not require registration of such Stock under the Securities Act, and (C) such opinion of Grantee's counsel shall have been concurred with by counsel for the Company and the Company shall have advised Grantee of such concurrence.

               B.     DETERMINATION  OF  FAIR  MARKET  VALUE.
                      --------------------------------------

               Grantee understands Fair Market Value of the Stock shall be determined in accordance with Section 3.1(k) of the Plan.

               C.     SECTION  83(b)  ELECTION.
                      ------------------------

               Grantee understands that Section 83 of the Internal Revenue Code of 1986 (the "Code") taxes as ordinary income the difference between the amount paid for the Stock and the fair market value of the Stock as of the date any restrictions on the Stock lapse. In this context, "restriction" means the restrictions set forth in Section 3. The Grantee understands that he may elect
                          ---------
to be taxed at the time the Stock is granted rather than when and as the Stock vests by filing an election under Section 83(b) of the Code with the Internal Revenue Service within 30 days from the Date of Grant. The Grantee understands that failure to make this filing timely will result in the recognition of ordinary income by the Grantee, as the Stock vests, on the Fair Market Value of the Stock at the time such restrictions lapse.

          THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE'S SOLE RESPONSIBILITY AND NOT THE COMPANY'S TO FILE TIMELY THE ELECTION UNDER SECTION 83(b), EVEN IF THE GRANTEE REQUESTS THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON THE GRANTEE'S BEHALF.

          7.     NONTRANSFERABILITY  OF  AGREEMENT.
                 ---------------------------------

          Unless approved by the Committee or the Board, this Agreement will not be transferable by the Grantee during his life other than by will or pursuant to applicable laws of descent and distribution. Unless approved by the Committee or the Board, any rights and privileges of the Grantee will not be transferred, assigned, pledged, or hypothecated by the Grantee, or by any other person or persons, in any way, whether by operation of law, or otherwise, and will not be subject to execution, attachment, garnishment or similar process. In the event of any such occurrence, this Agreement will automatically be terminated and will thereafter be null and void.

          8.     FEDERAL  AND  STATE  TAXES.
                 --------------------------

          The Grantee may incur certain liabilities for federal, state, or local taxes and the Company may be required by law to withhold taxes. Upon determination of the year in which such taxes are due and the determination by the Company of the amount of taxes required to be withheld, the Grantee shall pay an amount equal to the amount of federal, state, or local taxes required to be withheld to the Company.

          9.     ADJUSTMENT  OF  SHARES.
                 ----------------------

          The number of shares of Stock granted to the Grantee pursuant to this Agreement will be proportionately adjusted in the event of any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affecting the Stock all as set forth in Article 11 of the
                                                             ----------
Plan.

          10.     AMENDMENT  OF  THIS  AGREEMENT.
                  ------------------------------

          This Agreement may only be amended with the written approval of the Grantee and the Company.

          11.     GOVERNING  LAW.
                  --------------

          This Agreement shall be governed in all respects, whether as to validity, construction, capacity, performance, or otherwise, by the laws of the State of Arizona.

          12.     SEVERABILITY.
                  ------------

          In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement which violate such statute or public policy shall be stricken. All portions of this Agreement which do not violate any statute or public policy shall continue in full force and effect. Further, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized representative and Grantee has signed this Agreement as of the day and year first written above.


                                       YP.NET, INC.

                                       By:________________________________

                                       Its:_______________________________


                                       ___________________________________
                                       GRANTEE

                                       Address of Grantee:
                                       ______________________________
                                       ______________________________
                                       ______________________________
                                       phone:  (____)________________
                                       e-mail:  _____________________


           [Signature Page to YP.NET, Inc. Restricted Stock Agreement]